UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

BROADLEAF CAPITAL PARTNERS, INC.
___________________________________________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
___________________________________________________________________________
(Title of  Class of Securities)

11133H109
___________________________________________________________________________
(CUSIP Number)

Timothy J. Connolly
Texas Gulf Oil & Gas, Inc.
123 North Post Oak Lane
Suite 440
(713) 621-2737
__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 21, 2014
__________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 11133H109

SCHEDULE 13D

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1                       Names of Reporting Persons
                         I.R.S. Identification No. of Above Persons (entities only)

Texas Gulf Oil & Gas, Inc.
27-5461746
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2                       Check the Appropriate Box if a Member of a Group
                          (a) [ ]
                          (b) [ ]
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3                       SEC Use Only
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4                       Source of Funds                OO
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5                      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or2(e) [ ]
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6                      Citizenship or Place of Organization

                        State of Nevada, United States of America
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NUMBER OF SHARES         7.  Sole Voting Power                 -0-
BENEFICIALLY                                                   (**See Item 3, below)
OWNED BY                            ------------------------------------------------------------------------------
EACH REPORTING               8.  Shared Voting Power             -0-
PERSON WITH
                                                 -------------------------------------------------------------------------------

  9.  Sole Dispositive Power         -0-
                                                      (**See Item 3, below)
                                                 --------------------------------------------------------------------------------

                                                 10. Shared Dispositive Power    -0-

------------------------ --------------------------------------------------------------------------------------------
11.                 Aggregate Amount Beneficially owned by Each Reporting Person

                                                 -0-     (**See Item 3, below)

CUSIP No. 11133H109

SCHEDULE 13D
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12 .                  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                         (See Instructions) [  ]
--------------------------------------------------------------------------------------------------------------------
13.                    Percent of Class Represented by Amount in Row (11) -0-     (**See Item 3,         below)
------------------------ -------------------------------------------------------------------------------------------
14.                    Type of Reporting Person                         CO
------------------------ -------------------------------------------------------------------------------------------

CUSIP No.  11133H109

SCHEDULE 13D

Item 1. Security and Issuer

      This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.001 per share (the “Shares”), of Broadleaf Capital Partners, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 201 S. Laurel, Luling, TX 78648.

Item 2. Identity and Background

      (a) This Statement on Schedule 13D is filed by on behalf of Texas Gulf Oil & Gas, Inc. (the “Reporting Person”).

      (b) The address of the Reporting Person is 123 North Post Oak Lane, Suite 440, Houston, TX 77024.

      (c) The Reporting Person is a corporation organized in the State of Nevada.  Timothy J. Connolly, President, a Director and majority shareholder of Texas Gulf Oil & Gas, Inc., will file a separate Schedule 13D.

      (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On March 31, 2014, the Reporting Person entered into and closed a transaction pursuant to a Purchase Agreement dated March 31, 2014 by and between the Issuer and the Reporting Party.  Pursuant to the terms of the Purchase Agreement, the Reporting Person sold certain of its assets to the Issuer in exchange for Ninety (90) shares of Series A Convertible Preferred Stock, $0.01 par value per share, of the Issuer (the “Series A Stock).  Pursuant to the Certificate of Designation of the Series A Stock, as amended, the number of shares of Series A Stock became Nine Hundred share of Series A Stock which are convertible into One Hundred Thousand (100,000) shares of the Issuer's Common Stock, $0.001 par value per share. The shares of Series A Stock have voting rights equal to the number “as converted” shares of Common Stock times One Hundred (100).  Subsequent thereto, on May 21, 2014, the Issuer and the Reporting Person entered into and closed a transaction pursuant to a Share Exchange Agreement dated May 21, 2014, whereby, the Reporting Person exchanged

CUSIP No.  11133H109

Nine Hundred (900) shares of Series A Stock for Nine Hundred (900) Shares of Series C Convertible Stock, $0.01 par value per share of the Issuer (the “Series C Stock”).  Pursuant to the Certificate of Designation of the Series C Stock is convertible into One Hundred Thousand (100,000) shares of the Issuer's Common Stock, $0.001 par value per share. The shares of Series C Stock have voting rights equal to the number “as converted” shares of Common Stock times Six (6).

Reference is made to the Current Report on Form 8-K which was filed by the Issuer with the Securities and Exchange Commission on April 4, 2014 and the  Current Report on Form 8-K which was filed by the Issuer with the Securities and Exchange Commission on May 28, 2014

Item 4.  Purpose of Transaction

      The Reporting Person acquired the Series A Stock, later exchanged for the Series C Stock, in exchange for certain assets of the Reporting Company.  See Item 3, above for further information on the transaction.  The Reporting Person has no further plans which would relate to or result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
•
An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; except for a pending corporate transaction involving a change of name and a 1-for-150 reverse split of the Company's common stock (see Preliminary 14C Information Statement filed with the Securities and Exchange Commission on May 29, 2014);

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
•	Any material change in the present capitalization or dividend policy of the Issuer;
•
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

•
Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	Any other action similar to those enumerated above.

CUSIP No. 11133H109

Item 5.  Interest in Securities of the Issuer.

(a)   The Reporting Person owns no shares of the Issuer's Common Stock as of the date hereof.  The 900 Shares of Series C Stock constitute 100% of the issued and outstanding shares of Series C Stock.

(b)  The Reporting person has the sole power to vote and to dispose of no shares of the Common Stock of the Issuer; however, through ownership of the Series C Stock, the Reporting Person is entitled to 540,000,000 voting share rights or approximately 76% of all voting share rights.

               (c)  The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the shares of the Issuer's Common Stock other than those which are the subject of this Schedule 13D.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in Item 3, above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

      None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014	TEXAS GULF OIL & GAS, INC.

by: /s/ Timothy J. Connolly
Timothy J. Connolly, President